UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BN7SWP63

Issuer Name
GSK PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
GSK plc

City of registered office (if applicable)
BRENTFORD

Country of registered office (if applicable)
United Kingdom

4. Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

23-Nov-2023

6. Date on which Issuer notified

23-Nov-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.812370	0.000000	4.812370	197068169
Position of previous notification (if applicable)

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BN7SWP63	197068169		4.812370
Sub Total 8.A	197068169		4.812370%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights

Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

The notification relates to the transfer at market value of 20.0 million treasury shares held by GSK plc to GSK plc's UK Employee Share Ownership Trust required to meet the expected requirement arising from awards made under GSK plc's Long Term Incentive Plan until 2026 vestings.

Please note, the total amount of voting rights has been rounded to 6 decimal places therefore there is a possibility of a rounding error.

12. Date of Completion

29-Nov-2023

13. Place Of Completion

London

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 29, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc